           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 33
                                                                  ----

                                   FORM 6 - K
                                   ----------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                            Report of Foreign Issuer

                  Pursuant to Rule 13a - 16 or 15d - 16 of the
                         Securities Exchange Act of 1934


                            For the month of May 2002


                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
                 -----------------------------------------------
                 (Translation of Registrant's Name into English)

                                 EDIFICIO CANTV
                               AVENIDA LIBERTADOR
                               CARACAS, VENEZUELA
                               ------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

              Form 20-F  X                       Form 40-F_______
                        ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

              Yes______                          No  X
                                                    ---

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 _________________

This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the unaudited financial statements of Compania Anonima Nacional Telefonos de Venezuela (CANTV) as of and for the period ended on March 31, 2002, prepared according to Venezuelan GAAP, which differ in certain important respects from US GAAP, as filed with the Venezuelan National Commission on Securities on April 30, 2002.

                               ENGLISH TRANSLATION
                               -------------------


Caracas, April 30, 2002


Sirs
Comision Nacional de Valores
Present.-

                                                      Attention: Dra. Aida Lamus
                                                                       President

Dear Dra. Lamus,

In accordance with the requirements of the "Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities" ("Normas Relativas a la Informacion Periodica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comision Nacional de Valores"), attached please find the unaudited Financial Statements as of and for the period ended March 31, 2002.

I will make myself available should you need any clarification or additional information.

Sincerely yours,

(signed)
Mariela Belmonte.
Secretary
Board of Directors

                COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA
                            (CANTV) AND SUBSIDIARIES

                       Consolidated financial statements
          as of March 31, 2002 and December 31, 200l and for the three months ended March 31, 2002 and 2001

       (Translation of financial statements originally issued in Spanish)

COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
-------------------------------------------------------------------------

     CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2002 AND DECEMBER 31, 200l
     ----------------------------------------------------------------------
  (Adjusted for inflation and expressed in millions of constant bolivars as of
                                 March 31, 2002)

          ASSETS                                                            2002               2001
          ------                                                        -----------        -----------
   CURRENT ASSETS:
     Cash and temporary investments                                       223,585            322,720
     Accounts receivable, net                                             401,387            394,886
     Accounts receivable from Venezuelan Government entities               79,010            104,797
     Inventories and supplies, net                                         29,512             34,995
     Other current assets                                                  31,106             12,319
                                                                      -----------        -----------

        Total current assets                                              764,600            869,717

     Property plant and equipment net                                   3,219,783          3,342,905
     Cellular concession, net                                             110,017            110,937
     Other assets                                                         269,501            270,919
                                                                      -----------        -----------

        Total assets                                                    4,363,901          4,594,478
                                                                      ===========        ===========

          LIABILITIES AND STOCKHOLDERS' EQUITY
          ------------------------------------

   CURRENT LIABILITIES:
     Short-term debt                                                       75,948            142,485
     Accounts payable                                                     304,042            278,514
     Employee severance benefits, net                                      12,694             10,494
     Accrued employee benefits                                             75,932             80,453
     Other current liabilities                                            305,368            501,621
                                                                      -----------        -----------

        Total current liabilities                                         773,984          1,013,567

   LONG-TERM LIABILITIES:
     Long-term debt                                                       231,485            244,177
     Pension and other postretirement benefit obligations                 442,139            422,824
                                                                      -----------        -----------

        Total liabilities                                               1,447,608          1,680,568

   STOCKHOLDERS' EQUITY                                                 2,916,293          2,913,910
                                                                      -----------        -----------

        Total liabilities and stockholders' equity                      4,363,901          4,594,478
                                                                      ===========        ===========

 The accompanying notes are an integral part of these consolidated statements.

       (Translation of financial statements originally issued in Spanish)

   COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
   -------------------------------------------------------------------------

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      -------------------------------------
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
               --------------------------------------------------
     (Adjusted for inflation and expressed in millions of constant bolivars as of March 31, 2002, except earning per share and per ADS amount)

                                                                 2002           2001
                                                              ---------      ---------
   OPERATING REVENUES:
     Local and domestic long distance usage                     117,232        147,256
     Basic rent                                                  90,877         94,616
                                                              ---------      ---------
            Local and domestic long distance                    208,109        241,872

     International long distance                                 24,567         27,537
     Net settlements                                              1,912          5,969
                                                              ---------      ---------
            International long distance                          26,479         33,506

     Fixed to mobile outgoing calls                             118,185       1168,585

     Interconnection incoming                                     5,992         16,972

     Other  wireline-related services                            39,635         37,762
                                                              ---------      ---------
            Total wireline services                             398,400        498,697

     Wireless services                                          127,121         89,476
     Other                                                       12,903          7,596
                                                              ---------      ---------
            Total operating revenues                            538,424        595,769

   OPERATING EXPENSES:
     Operations, maintenance, repairs and administrative        217,321        240,769
     Interconnection costs                                       49,164         94,545
     Depreciation and amortization                              189,367        200,087
     Concession and other taxes                                  40,007         33,068
                                                              ---------      ---------
            Total operating expenses                            495,859        568,469
                                                              ---------      ---------
            Operating income                                     42,565         27,300
                                                              ---------      ---------

   OTHER EXPENSES, NET:
     Financing cost, net                                         14,372            380
     Other (expenses) income, net                                (8,289)         6,290
                                                              ---------      ---------

            Total other expenses, net                             6,083          6,670
                                                              ---------      ---------

            Income before income                                 48,648         33,970

   INCOME TAX                                                    17,746         15,030
                                                              ---------      ---------
            Net income                                           30,902         18,940
                                                              =========      =========
   Earnings per share                                                39             20
                                                              =========      =========
   Earnings per ADS (based on 7 shares per ADS)                     275            143
                                                              =========      =========
   Average shares outstanding (in millions)                         787            926
                                                              =========      =========

 The accompanying notes are an integral part of these consolidated statements.

       (Translation of financial statements originally issued in Spanish)

   COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
   --------------------------------------------------------------------------

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
           ----------------------------------------------------------
         FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND DECEMBER 31.2001
         --------------------------------------------------------------
 (Adjusted for inflation and expressed in millions of constant bolivars as of
                                 March 31, 2002)

                                                              Capital stock
                                                 ------------------------------------  Additional
                                                 Historical      Inflation              paid-in     Retained     Legal     Treasury
                                                    cost        adjustment    Total     capital     earnings    reserve     stock
                                                 -----------    ----------  ---------  ----------  ---------   ---------   --------
Balance as of December 31, 2000                       34,173      1588,676  1,622,849      21,788  1,955,947     175,212          -

   Net loss                                                -             -          -           -     84,703           -          -

   Dividends declared                                      -             -          -           -   (506,780)          -          -

   Repurchased shares                                      -             -          -           -   (239,963)          -   (241,832)

   Change in cumulative translation adjustment             -             -          -           -          -           -          -

                                                 -----------    ----------  ---------  ----------  ---------   ---------   --------
Balance as of December 31, 2001                       34,173     1,588,676  1,622,849      21,788  1,293,907     175,212   (241,832)

   Net income                                              -             -          -           -     30,902           -          -

   Dividends declared                                      -             -          -           -    (32,745)          -          -

   Repurchased shares                                      -             -          -           -          -           -          -

   Change in cumulative translation adjustment             -             -          -           -          -           -          -
                                                 -----------    ----------  ---------  ----------  ---------   ---------   --------
Balance as of March 31, 2002                          34,173     1,588,676  1,622,849      21,788  1,292,064     175,212   (241,832)
                                                 ===========    ==========  =========  ==========  =========   =========   ========

                                                   Cumulative      Total
                                                   translation  stockholders'
                                                   adjustment      equity
                                                   -----------  -------------
Balance as of December 31, 2000                         40,090      3,815,886

   Net loss                                                  -         84,703

   Dividends declared                                        -       (506,780)

   Repurchased shares                                        -       (481,795)

   Change in cumulative translation adjustment           1,896          1,896
                                                   -----------  -------------
Balance as of December 31, 2001                         41,986      2,913,910

   Net income                                                -         30,902

   Dividends declared                                        -        (32,745)

   Repurchased shares                                        -              -

   Change in cumulative translation adjustment           4,226          4,226
                                                   -----------  -------------
Balance as of March 31, 2002                            46,212      2,916,293
                                                   ===========  =============

 The accompanying notes are an integral Part of these consolidated statements.

       (Translation of financial statements originally issued in Spanish)

   COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
   -------------------------------------------------------------------------

 CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2002
 -------------------------------------------------------------------------------
                                    AND 2001
                                    --------
  (Adjusted for inflation and expressed in millions of constant bolivars as of
                                 March 31, 2002)

                                                                                                 2002          2001
                                                                                                 ----          ----
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
   Net income                                                                                  30,902        18,941
   Adjustments to reconcile net income to net cash provided by operating activities-
        (Gain) loss from net monetary position                                                (13,137)        1,156
        Exchange gain (loss), net                                                                 606        (2,608)
        Depreciation and amortization                                                         189,367       200,087
        Provision for doubtful accounts                                                        12,005        18,139
        Provision for inventories obsolescence                                                      -         1,453
        Changes in current assets and liabilities:
          Accounts receivable                                                                 (45,596)      (19,825)
          Accounts receivable from Venezuelan Government entities                              19,524        (9,194)
          Inventories and supplies                                                              5,222        (2,933)
          Other current assets                                                                (20,347)       (5,119)
          Accounts payable                                                                     98,461       (16,068)
          Accrued employee benefits                                                            (2,035)       (1,666
          Other current liabilities                                                           (45,281)      (41,141)
                                                                                              -------       -------
                                                                                              229,691       141,222
CHANGES IN NON CURRENT ASSETS AND LIABILITIES:
     Other assets                                                                              (8,158)        1,308
     Pension and other postretirement benefit obligations                                      19,315         7,141
                                                                                              -------       -------
             Net cash provided by operating activities                                        240,848       149,671

CASH FLOWS USED IN INVESTING ACTIVITIES:
   Acquisition of intangibles                                                                  (3,058)         (968)
   Capital expenditures, net of disposals                                                     (55,722)       (9,063)
                                                                                              -------       -------
             Net cash used in investing activities                                            (58,780)      (10,031)

CASH FLOWS USED IN FINANCING ACTIVITIES:
   Payments of debt                                                                          (108,596)      (27,177)
   Dividend payments                                                                         (153,020)            -
                                                                                              -------       -------
             Net cash used in financing activities                                           (261,616)      (27,177)
                                                                                              -------       -------
             (Decrease) increase in cash and temporary investments before loss
               in purchasing power of cash and temporary investments                          (79,548)      112,463

LOSS IN PURCHASING POWER OF CASH AND TEMPORARY INVESTMENTS                                    (19,587)      (37,838)
                                                                                              -------       -------
             (Decrease) increase in cash and temporary investments                            (99,135)       74,625

CASH AND TEMPORARY INVESTMENTS:
   Beginning of period                                                                        322,720       654,741
                                                                                              -------       -------
   End of period                                                                              223,585       729,366
                                                                                              =======       =======

SUPPLEMENTAL INFORMATION:
   Cash paid during the period for-
     Interest                                                                                   9,331        16,967
                                                                                              =======       =======
     Taxes                                                                                     94,175       108,700
                                                                                              =======       =======
RESULT FROM NET MONETARY POSITION:
---------------------------------
   Operating activities                                                                         9,776        28,535
                                                                                              -------       -------
   Investing activities                                                                         2,054        (2,190)
                                                                                              -------       -------
   Temporary investments                                                                       20,894        10.079
                                                                                              -------       -------

 The accompanying notes are an integral part of these consolidated statements.

         (Translation of financial statements originally issued in Spanish)

    COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
    ------------------------------------------------------------------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
   (Amounts are adjusted for inflation and expressed in millions of constant bolivars as of March 31, 2002, unless otherwise indicated)

 1.    EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:
       -----------------------------------------------

 The consolidated financial statements were originally issued in Spanish and translated into English.

 2.    COMPANY BACKGROUND AND CONCESSION AGREEMENT:
       --------------------------------------------

 Compania Anonima Nacional Telefonos de Venezuela (CANTV or the Company) is one of the primary providers of telecommunications services in Venezuela, and is the owner of a nationwide basic telecommunications network through which it provides not only national and international fixed switched telephone service but also private networks, data, public telephone, rural and telex services. In addition, through its subsidiaries, CANTV provides other telecommunications-related services including Internet access, wireless communications and telephone directories.

 CANTV entered into a Concession Agreement (the Concession) with the Government of the Bolivarian Republic of Venezuela (the Government) in 1991 to provide national and international telecommunications services, for the purpose of guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition. November 2000 marked the opening of the telecommunications market with the entrance of new competitors (see Note 18 (d) and (e) - Commitments and contingencies - Concession mandates and Competition).

 Significant terms of the Concession are as follows:

 a. The Concession established a special privilege regime of limited concurrence, through which the Government guaranteed CANTV, except in some circumstances, to be the exclusive provider of fixed switched telephone services, including local, national and international access until November 27, 2000. Beginning on that date, any party who obtains the corresponding administrative concession is able to provide basic telecommunication services in the country (see Note 4 - Regulation).

 b. The Concession is for 35 years ending in 2026, and is extendable for an additional period of 20 years subject to the approval by the Ministry of Infrastructure, (the Ministry), and satisfactory performance by CANTV of its obligations under the Concession.

 C. Until December 31, 2000, CANTV paid annually a total of 5.5% of services billed. Beginning in January 2001, the Company is subject to pay 4.8% of gross revenues (see Note 4 (a) - Regulation - Organic Telecommunications
     Law). Such amount is included in the accompanying consolidated statements of operations as Concession and other taxes totaling for Bs. 16,993 and Bs. 18,742 for the three months ended March 31, 2002 and 2001, respectively.

d. The Concession requires the Company to expand, modernize and improve the quality of its telephone network, as well as, meet prescribed service quality targets. Those Concession mandates include national and regional expansion and modernization targets as well as, annual and cumulative targets (see Note 18 (d) and (e) - Commitments and contingencies - Concession mandates and Competition).

e. The Concession specifies various penalties, which may be, imposed on CANTV for negligent or intentional violation of Concession provisions, depending on the violation, a public reprimand, a fine of up to 1% of services billed and/or revocation and termination of the Concession. Penalties assessed against CANTV through December 31, 2001, have not been material.

Eiqht-Year Review Aqreement
---------------------------

On February 21, 2000, CANTV and the Comision National de Telecomunicaciones (CONATEL) signed the Eight-Year Review Agreement (the Agreement), effective until December 31, 2000. The Agreement included the review of the concession regarding quality service, tariffs framework, commercialization of new services and the elimination of the service expansion mandate and the introduction of a new 80% average digitalization mandate (see Note 4 - Regulation and Note 18 (d)
- Commitments and contingencies - Concession mandates).

Starting 2001, the Company is regulated by the Concession and the Organic Telecommunication Law, enacted in 2000 (see Note 4 - Regulation).

3.   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:
     ----------------------------------------------------------

a.   Basis of presentation
     ---------------------

The consolidated financial statements have been prepared in accordance with Venezuelan generally accepted accounting principles (Venezuelan GAAP).

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual consolidated results may differ from those estimates.

b.   Adjustment for inflation
     ------------------------

The Company's consolidated financial statements are expressed on a constant bolivar basis as of March 31, 2002, in accordance with the Venezuelan Statement of Accounting Principles Number 10 "Standards for the Preparation of Financial Statements Adjusted for Inflation" (DPC 10) (revised and comprehensive), issued by the Venezuelan Federation of Public Accountants.

In December 2000, the Venezuelan Federation of Public Accountants issued the new DPC 10 (revised and comprehensive), which superseded the standard issued in 1991 and its three amendments as well as the technical publications number 14 and 19. The main changes outlined in this standard pertain to presentation and not methodology, and is effective for those periods beginning after December 31, 2000.

The amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar's purchasing power at March 31, 2002 based on the Consumer Price Index (CPI) for the metropolitan area of Caracas as published by the Central Bank of Venezuela (BCV).

The most representative indexes used in the preparation of the inflation adjusted financial statements are as follows (1997 base):

                                   March 31,       December 31,     March 31,
                                     2002             2001            2000
                                   ---------       ------------     ---------

          End of period            247.57354       231.27564        210.47694
          Average for period       239.50774       219.40902        209.07698

 Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at March 31, 2002, as follows:

i. Monetary assets and liabilities (cash and temporary investments, accounts receivable, other assets and most liabilities) as of March 31, 2002, have not been adjusted for the effect of inflation since they already represent their inflation-adjusted value at that date. The balances as of December 31,2001, have been updated based upon the relative change in the CPI between that date and the CPI at March 31, 2002.

ii. Non-monetary assets (principally inventories and supplies, net, property, plant and equipment, net, the cellular concession, net and certain other assets) and stockholders' equity have been updated based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at March 31, 2002.

III. The non-monetary liability for pension and other postretirement benefit obligations and its related expense, are recorded based on actuarial calculations (see Note 13 - Retirement benefits).

iv. Monetary revenues and expenses have been updated based upon the change in the CPI from the month in which the transaction was recorded and the CPI at March 31, 2002.

V. Non-monetary expenses (primarily depreciation and amortization) are based upon the values of the corresponding assets (primarily property, plant and equipment) in the accompanying consolidated balance sheets (See (ii) above).

vi. The monetary gain (loss) is attributable to the Company's net monetary asset or liability position in an inflationary period and has been set forth-as loss from net monetary position as part of the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 15 - Financing cost, net).

C.   Consolidation
     -------------

The consolidated financial statements include CANTV and all of its majority-owned subsidiaries All significant intercompany balances and transactions among the companies have been eliminated.

d.   Cash and temporary investments
     ------------------------------

Cash and temporary investments include short-term, highly liquid investments, which have original maturities of three months or less. The loss in the purchasing power of cash and temporary investments due to inflation is reflected as a separate caption in the consolidated statements of cash flows.

e.   Inventories and supplies, net
     -----------------------------

Inventories and supplies are presented at cost, net of reserves. Certain inventories and supplies whose original cost per unit does not exceed the equivalent in bolivars of U.S.$ 500 are expensed when purchased.

f.   Depreciation and amortization
     -----------------------------

Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of the fixed assets and based on the amortization period assigned to the intangible assets (see Note 5 - Cellular concession and Note 10 - Other assets). Amortization expense was Bs. 15,769 and Bs. 15,524 for the three months ended March 31,2002 and 2001, respectively. Accumulated amortization was Bs. 346,407 and Bs. 330,638 at March 31, 2002 and December 31, 2001, respectively.

g.   Computer software
     -----------------

The costs of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. The estimated useful lives of these intangible assets is between 3 and 7 years. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company; and for which, during the software's development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software are expensed when incurred.

h.   Impairment of Ions-lived assets
     -------------------------------

The Company evaluates the impairment of long-lived assets, including intangible assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. Under current circumstances, no adjustment for impairment in the carrying value of long-lived assets has been recorded.

i.   Revenue recognition
     -------------------

Revenues for wireline and wireless services are recognized in the period in which the services are provided. Unbilled revenues of Bs. 72,111 and Bs. 71,620 are included in accounts receivable as of March 31, 2002 and 2001, respectively. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of the directories. The Company presents as deferred revenue, included in the Other current liabilities caption, those amounts of billed services, which have not been rendered yet, such as submarine cable usage, basic rent for telecommunications services and telephone directories (see Note 12 - Other current liabilities).

During 2000, the Company reviewed its revenue recognition polices for prepaid services and subscriber right fees and changed the way it was accounting for these services. Subscriber right fees, which are upfront fees paid by consumers when the service is activated, are classified as liabilities on the Company's balance sheet. The Company believes that the opening of the telecommunications market where consumers have a choice of carrier changes the way in which subscriber right fees should be accounted for on the Company's books. In line with industry practices prepaid card sales are recognized as revenue when the customer utilizes the service. The changes in the way the above revenues are recognized did not materially impact the Company's results of operations.

During 2001, the Company changed the way it presents interconnection revenues and costs in the consolidated statements of operations. Revenues from Fixed to mobile outgoing calls include the amount paid to customers for fixed to mobile calls terminating in a wireless operator The portion related to basic telephony charged to a wireless operator for mobile to fixed calls is included as Interconnection incoming revenue, while costs charged to CANTV and its consolidated subsidiary Movilnet from a wireless operator for the interconnection portion of fixed to mobile traffic, as well as mobile to mobile are presented as Interconnection costs in the consolidated statements of operations. Previously, only the fixed portion of the fixed to mobile traffic was included as revenue, while the cost for the outgoing fixed to mobile or mobile to mobile traffic were presented net of such revenues. This change was applied to all the periods presented in the consolidated statements of operations for comparative purposes.

j.   Income tax
     ----------

Income taxes are calculated based upon taxable income which is different from income before tax in the statement of operations. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Investment tax credits for property, plant and equipmenl: reduce the income tax during the year in which such assets are placed in service. Investment tax credits as well as fiscal losses except those from the tax inflation adjustment, are permitted to be carried forward for 3 years. Venezuelan tax regulations also provide for a corporate asset alternative minimum tax based on inflation adjusted net assets.

The Company recognizes through the deferral method, the impact of income taxes originated from temporary differences existing between the income tax expense calculated on the basis of net income, determined in accordance with generally accepted accounting principles, and this concept, calculated on the taxable income for the period, determined in accordance with current tax legislation. Such tax effect is assigned to future periods in which such temporary differences will be realized. The recording of the deferred income taxes is subject to its possible realization.

Based on current conditions, the Company has not recorded the asset resulting from deferring the tax effect of temporary reconciliation differences.

k.   Employee severance benefits and other benefits
     ----------------------------------------------

Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the Company's current collective bargaining agreement.

Under the current Labor Law, employees earn a severance indemnity equal to 5 days salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed 3 months of continuous service. Beginning with the second year of service, the employees earn an additional 2 days salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund, or accrued in an employer's accounting records, as specified in writing by each employee.

In the case of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one-month salary per year of service up to a maximum of 150 days' current salary. Furthermore, in the case of involuntary termination the Law established the payment of an additional severance benefit of up to a maximum of 90 days current salary based on length of employment.

Additionally, the Venezuelan labor law requires a mandatory annual profit sharing distribution to all employees. CANTV made distributions equal to 120 days salary for the year ended December 31,2001, of Bs. 40,544.

I.   Pension plan and other postretirement benefits
     ----------------------------------------------

The noncontributory pension plan benefits are accrued based on actuarial estimates. The real discount rate and real rate of compensation increase used to develop the projected benefit obligation were 7% and 2%, respectively (see Note 13 - Retirement benefits).

Postretirement benefits relating to health care expenses are recorded based on actuarial estimates (see Note 13 - Retirement benefits).

m.   Foreiqn currency denominated transactions
     -----------------------------------------

Foreign currency denominated transactions are recorded at the bolivar exchange rate as of the transaction date. The outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which were Bs. 906.50 and Bs. 758 per U.S. dollar as of March 31,2002 and December 31,2001, respectively (see Note 6 - Balances in foreign currency). Any exchange gain or loss from the translation of these balances and transactions is reflected as exchange gain (loss), net in the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 15 - Financing cost, net).

n.   Leqal reserve
     -------------

The Company and each of its subsidiaries are required under the Venezuelan Commercial Code and their Corporate By-laws to transfer at least 5% of each year's net income to a legal reserve until such reserve equals at least 10% of capital stock.

o.   Earnings per share
     ------------------

Earnings per share are based on 787,141,849 and 926,037,385, of average common shares outstanding at March 31, 2002 and 2001, respectively.

4.   REGULATION:
     -----------

CANTV's services and tariffs are regulated by the rules established in the Concession agreement, the Organic Telecommunications Law enacted in 2000 and its Regulations, as well as the Agreement (see Note 2 - Company background and concession agreement).

The Organic Telecommunications Law along with the Regulations, provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Organic Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions granted by the Government, which acts through the Ministry.

CONATEL is an independent regulatory body under the direction of the Ministry, created by presidential decree in September 1991, which has the authority to manage, regulate and control the use of limited resources in the telecommunications services in Venezuela, and recommend the granting of concessions, licenses and administrative authorizations as well as the approval of tariffs and collection taxes. Also, it shall promote and protect free competition, together with the Superintendent of Promotion and Protection of Free Competition (Pro-Competencia).

a.   Organic Telecommunications Law
     ------------------------------

On June 12, 2000, the Venezuelan Government issued the Organic Telecommunications Law, which provides the guidelines for the opening of the telecommunications sector for existing and new operators after November 2000. This Law replaces the 1940 Organic Telecommunications Law and it is the result of several years of consultation between the private and public sector. Some of the most important aspects of the Telecommunications Law are as follows:

i. Provides the legal framework to establish specific regulations related to interconnection, universal service, spectrum, administrative concessions, networks, taxes, as well as penalties, consumer and operator's rights and responsibilities.

ii. Defines telecommunications as an activity of general interest rather than as a public service, as provided by the former law.

iii. Operator's freedom to set rates is specified, establishing controls only in cases where dominant control is evidenced and in cases of insufficient competition.

iv. Adopts a new tax regime applicable to all telecommunications service providers on the basis of gross revenues. The new taxes replace the former annual tax and concession fee of 5.5% for wireline and 10% for wireless services. The new tax rates are: 2.3% activity tax, 0.5% tax to cover CONATEL's activities, 0.5% tax for spectrum allocation, 1% tax to create the Universal Service Fund, 0.5% tax for the Telecommunications Training and Development Fund. In addition, cellular providers are subject to a supplemental tax starting at 4.5% of gross revenues in the year 2000 and decreasing by 1% per annum until 2005 after which time the supplemental tax will be eliminated.

b.   Telecommunications regulations
     ------------------------------

On November 24, 2000, the Regulations for Basic Telephony Services, Interconnection and Administrative concessions were issued and represent the legal framework for the market opening of telecommunication services in Venezuela.

The most significant aspects of these Regulations include:

i. Requirements, condition and limitations for the opening of basic telephony services in a free competition environment and equal opportunities between existing and new operators.

ii. Regulation for mandatory interconnection with charges based on costs, changing the previous structure of interconnection charges based on tariffs. It also requires the submission of quarterly accounting information by separate accounts and before the fourI quarter of 2001, carriers must establish accounting systems indicating costs generated by, interconnection and the allocation criteria. At March 31, 2002, CANTV has signed seven interconnection agreements with different operators (see Note 18 (e) - Commitments and contingencies - Competition).

iii. The rules for granting administrative concession for the network establishment and development and the rendering of telecommunication services and the spectrum concession usage and development. Additionally, spectrum concession will be granted through public offering procedures and in certain cases, direct adjudication will be granted. Value added services, except for Internet services, does not require authorization, only notification specifying the networks, links or systems to support the service.

C.   Tariffs
     -------

On February 22, 2001, pursuant to the New Organic Telecommunications Law, CONATEL established the maximum tariffs that are applicable during 2001, effective March 10, 2001 and a new "price-cap" system that replaced the tariff adjustment mechanism provided under the Agreement. Under the new "price-cap" system applicable for 2001, the maximum tariffs may be adjusted based on a formula tied to the wholesale price index (WPI) and the rate of devaluation in the Bolivar. The "price-cap" system allows the increase or decrease of established tariffs based on deviations of 2.5% above or 2.5% below projected monthly estimates of those indexes. CANTV may apply for an upward adjustment to the established tariffs up to 2.5% above the accrued excess of the projected index. CONATEL may request a downward adjustment to the established tariffs up to 2.5% below the accrued excess of the projected index. If accrued excess of the projected index deviates more than 7.5% above, CONATEL must review the "price-cap" formula.

5.   CELLULAR CONCESSION:
     -------------------

On May 19, 1992, the Company purchased one of two cellular concessions from the Government for Bs. 148,139 (Bs. 5,388 on an historical cost basis) and established Telecomunicaciones Movilnet, C.A. (Movilnet). The amount paid for the cellular concession is being amortized over 40 years.

Until December 2000, the annual payment of cellular concession fee based on services billed was 10%. Beginning in 2001, the tax regime applicable to cellular services providers is up to 9.3% of gross revenues. (see Note 4 (a) - Regulation - Organic Telecommunications Law).

For the period the three months ended March 31,2002 and 2001, the Concession tax expense included in the consolidated statements of operations were Bs. 11,544 and Bs. 7,283, respectively.

6.   BALANCES IN FOREIGN CURRENCY:
     -----------------------------

The Company has assets and liabilities denominated in U.S. dollars and Japanese yens (see Note 19 - Market risk), as follows:

                                                              March 31,      December 31,
                                                                2002             2001
                                                            -----------     --------------
                                                            (Expressed in millions of U.S.
                                                                     dollars)
Cash and temporary investments                                     372              304
Accounts receivable, net                                            44               37
Other assets and advances to suppliers                              29               29
Accounts payable                                                   (32)             (92)
Short and long-term debt                                          (302)            (434)
                                                            -----------     --------------
Net asset (liabilities) position in foreign currency               111             (156)
                                                            ===========     ==============

7.   ACCOUNTS RECEIVABLE, NET:
     -------------------------

The Company's accounts receivable, net balances, are as follows:

                                                       March 31,   December 31,
                                                         2002         2001
                                                     -----------  -------------
Subscribers                                            363,232      393,430
Net settlements                                         29,166       22,574
Other                                                   63,260       36,061
                                                     -----------  -------------
                                                       455,658      452,065
Less: Allowance for doubtful accounts                  (54,271)     (57,179)
                                                     -----------  -------------
                                                       401,387      394,886
                                                     ===========  =============

8.   ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:
     --------------------------------------------------------

The Company's largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and the Venezuelan states and municipalities (collectively, Government entities). Government entities generated approximately 5% and 7%, of the Company's revenues during the three-month periods ended March 31,2002 and 2001, respectively.

The following table sets forth the aging of accounts receivable from Government entities as:

                                                          2002         2001
                                                        --------    ---------
Years
-----

2002                                                     19,995            -
2001                                                     13,951       39,607
2000 and prior                                           45,064       65,190
                                                        --------    ---------
                                                         79,010      104,797
                                                        ========    =========

The changes in accounts receivable from Government entities are as follows:

                                                March 31,      December 31,
                                                  2002            2001
                                              -----------     ------------

Balance at beginning of year                    104,797         123,530
Billings                                         28,883         126,176
Collections                                     (50,933)       (131,396)
Monetary loss                                    (3,737)        (13,513)
                                              -----------     ------------
Balance at end of period                         79,010         104,797
                                              ===========     ============

The amounts that Government entities can pay for telecommunications services are established in annual budgets, which is not based upon actual usage during such year. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not paid the Company in full for telecommunications services received. In addition, as a result of inflation and devaluation, the value of these balances has decreased.

Although the Company has, in the case of certain Government entities, reduced the number of lines available, there can be no assurance that Government entities will not continue to use telecommunications services in excess of the amounts that can be paid, that the Company will not continue to experience significant delays in collecting receivables from Government entities or that inflation and devaluation will not continue to decrease the value of these receivables to the Company. Failure by Government entities to pay the amounts owed to the Company or the amounts to be billed in the future, has had, and will continue to have an adverse effect on the profitability of the Company.

In 2001, the National Assembly, previously the Congress, approved a decree authorizing the issuance of bonds for the payment of basic services. The amount set aside for payments of debt owed CANTV in the period 1996-2000 amounted Bs. 43,300. During 2001, the Company collected Bs. 6,633 from these bonds.

In February and March 2002, CANTV acquired National Treasury Bonds of Bs. 24,000. The Government paid overdue debts to CANTV with these funds. The current portion Bs. 15,991, and the non-current portion, Bs. 7,530, are recorded as Other assets (See Note IO - Other assets).

CANTV's management believes all amounts from Government entities will be collected either in cash and/or through Government bonds.

9.   PROPERTY, PLANT AND EQUIPMENT, NET:
     -----------------------------------

Property, plant and equipment, net is comprised as follows:

                                                    March 31,     December 31,
                                                      2002            2001
                                                  ------------   --------------
   Plant                                            9,917,990       9,970,393
   Buildings and facilities                         1,304,276       1,238,979
   Furniture and equipment                            859,694         807,204
   Vehicles                                            62,170          70,978
                                                  ------------   --------------
                                                   12.144.130      12.087.554
   Less: Accumulated depreciation                  (9,005,481)     (8,840,701)
                                                  ------------   --------------
                                                    3,138,649       3,246,853
   Land                                                45,430          46,305
   Construction work in progress                       35,704          49,747
                                                  ------------   --------------
                                                    3,219,783       3,342,905
                                                  ============   ==============

The average useful lives for the different classes of property, plant and equipment are as follows:

                                                               Average useful
                                                               lives (in years)
                                                              ------------------
Plant                                                              3 to 32
Buildings and facilities                                           5 to 25
Furniture and equipment                                            3 to 7
Vehicles                                                           3 to 5

Property, plant and equipment includes capitalized direct labor and allocated overhead well as materials used in connection with construction work in progress. Capitalized direct and allocated overhead costs totaled Bs. 2,220 and Bs. 6,001 for the three months ended March 31,2002 and 2001, respectively. Maintenance and repair costs are expensed when incurred while major improvements and renovations are capitalized.

10.  OTHER ASSETS:
     -------------

Other assets are comprised as follows:

                                                        March 31,   December 31,
                                                           2002        2001
                                                      -----------  -------------
Software and other intangible assets, net                174,912         82,376
Prepaid taxes                                             11,787         12,787
Investment in INTELSAT                                    26,639         23,845
Employees benefit fund                                    47,273         43,072
Other                                                      8,949          8,839
                                                      -----------  -------------
                                                         269,501        270,919
                                                      ===========  =============

Software and other intangible assets include the cost of computer software and systems for internal use, net of accumulated amortization (see Note 3 (g) - Summary of significant accounting principles and policies - Computer software) and the cost of usage rights of satellites which are amortized over periods ranging from 3 to 7 years based upon the terms of contracts granting usage rights.

Prepaid taxes include taxes assessed on the inflation-adjusted value of fixed assets. In 1991, the Venezuelan Income Tax Law was revised to incorporate new provisions. Under this new law, companies were required to pay an initial tax equal to 3% of the inflation-adjusted value of fixed assets. This initial tax was paid prior to 1996 and has been deferred and is being amortized over the estimated useful lives of the related assets.

As of March 31, 2002, the investment in INTELSAT represents the Company's participation of 1.12% in the International Satellite Telecommunications Organization. The Company accounts for this investment using the equity method. The functional currency of INTELSAT is the U.S. dollar.

In 1993, the Company contributed Bs. 49,704 to the "Employees Benefit Fund". This amount was deposited in a Bank Trust on behalf of employees and was utilized to acquired 1% of CANTV's capital stock to be distributed to the employees as part of the "Excellence Award" program launched by CANTV. The Company amortizes this contribution as the employees earn stock awards. On October 24, 2001, an Extraordinary Shareholders Assembly approved the increase of the "Excellence Award" via the internal purchase of Class C shares of up to 2% of the capital stock as of December 2, 1991. The assembly also approved the creation of a new benefit plan named "Value Fund" to acquire Class C shares up to 5.5% of the capital stock at the same price offered during the share repurchase program. As of March 31, 2002, Bs. 4,200 has been spent to acquire such shares. At March 31, 2002 and 2001 the trust maintains II,1 18,436 and 9,229,008 shares respectively.

Other assets include Bs. 7,530 related to the non-current portion of National Treasury Bonds acquired (see Note 8 - Accounts receivable from Venezuelan Government entities). These bonds have a maturity date of March 2003 and pay a quarterly variable interest at a rate of 93.46% of the TAM (Average lending rate of the main 6 banks of the country) effective 5 banking working days before the maturity of the previous quarter.

11. LONG-TERM DEBT:
    ---------------

Long-term debt is comprised of the following:

                                                               March 31,           December 31,
                                                                 2002                  2001
                                                               ---------           ------------
Notes in U.S. dollars at fixed interest rates of 9.25% and
  8.88% maturing in 2002 and 2004, respectively.                  90,591                162,220

Notes in U.S. dollars at interest rates of three-month
  LIBOR plus a margin between 1.35% and 1.75%,
  (averaging 3.75% and 3.69% at March 31, 2002 and
  December 31, 2001, respectively), maturing through
  2003.                                                           49,858                 58,828

                                                                   March 31,          December 31,
                                                                     2002                 2001
                                                                  ----------          ------------
Bank loans in Japanese yens at a fixed interest rate of
   2.83% to 6.80%, and in U.S. dollars at interest rates of
   three-month LIBOR plus a margin between 0.25% and
   0.75% (averaging 5.78% and 5.83% at March 31, 2002
   and December 31, 2001, respectively), maturing
   through 2009.                                                      55,691                53,240

IFC loans in U.S. dollars at variable interest rates:
   a. Three-month LIBOR plus a margin of 1.75%,
      (averaging 5.57% at March 31, 2002 and December
      31, 2001) maturing through 2005.                                31,728                32,457

   b. Three-month LIBOR plus a margin of 2.00%,
      (averaging 5.82% at March 31,2002 and December
      31, 2001), maturing through 2007.                               21,813                21,300

   c. Three-month LIBOR plus a margin between 3.00%
      and 6.00% (averaging 6.09% and 7.89% at March
      31,2002 and December 31,2001, respectively),
      maturing through 2005.                                          22,663                20,285

Supplier loans in U.S. dollars at interest rates of three-
   month LIBOR plus a margin of 0.25% to 0.75%
   (averaging 2.39% and 3.84% at March 31, 2002 and
   December, 31, 2001, respectively), maturing through
   2002.
                                                               1,478                 2,137
Notes payable to suppliers in U.S. dollars at fixed interest rates (averaging 6.70% and 6.75% at March 31, 2002
   and December 31, 2001, respectively), maturing
   through 2002.                                                         727                 1,250

Banks loan in bolivars, bearing interest at the average
   lending rate of the four major banks in Venezuela
   (40.20% and 25.76% at March 31, 2002 and
   December 31, 2001, respectively), maturing through
   2003.                                                               2,028                 2,239

Bank loans in bolivars at a fixed and variable interest rate of 30.80% and 23.31% at March 31, 2002 and
   December 31, 2001, respectively, maturing through
   2010.                                                              30,856                32,706
                                                                  ----------          ------------
                                                                     307,433               386,662
Less: Current maturities                                             (75,948)             (142,485)
                                                                  ----------          ------------
                                                                     231,485               244,177
                                                                  ==========          ============

On June 7, 1996, the Company entered into an agreement with the "International Finance Corporation" (IFC Facility). Pursuant to the IFC Facility, the Company obtained loan commitments aggregating up to U.S.$261 million, of which U.S.$175 million was disbursed. Of the amount disbursed, U.S.$75 million was used in the Company's modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining U.S.$lOO million represents the conversion of certain debt outstanding under a Bank Refinancing Agreement into longer-term debt. In March 1998, the Company paid U.S.$150 million of the debt outstanding under the IFC Facility with the proceeds from the sale of variable interest rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of U.S.$25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on the Company's annual net income equivalent in U.S. dollars.

Pursuant to the IFC Facility, the Company may pay dividends only if it is current with respect to its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, eactl as defined by the agreement. The Company has complied with these covenants as of March 31, 2002.

In 1997, Movilnet signed an agreement with the IFC Facility for two loans totaling U.S.$95 million, which were disbursed during 1998. The proceeds of these loans were used for expansion and modernization of the cellular network.

In September 2000, the Company issued discount promissory notes of Bs. 28,000 denominated in bolivars with a maturity of 5 years. The promissory notes were placed at a 44% discount and an annual fixed interest rate of 23.5%. The discount is amortized using the effective rate method. At March 31, 2002, the balance of these notes, presented net of the unamortized discount, was Bs. 17,082. Additionally, two loan agreements were signed with local banks for Bs. 7,000 each, with maturities between 1 and 10 years.

Estimated payments of long-term debt are: Bs. 46,357 in 2002, Bs. 47,281 in 2003, Bs. 112,181 in 2004, Bs. 74,582 in 2005, Bs. 12,624 in 2006 and Bs. 14,408
thereafter, translated into bolivars at the exchange rate at March 31, 2002.

12. OTHER CURRENT LIABILITIES:
    --------------------------

Other current liabilities are comprised of the following:

                                                       March 31,    December 31,
                                                         2002           2001
                                                      ----------    ------------
 Concession tax                                           31,127         58,891
 Subscriber rights                                        58,975         60,725
 Deferred revenue                                         65,847         77,517
 Accrued liabilities                                      24,063         30,302
 Income, value added and other taxes                      51,765         30,496
 Interest payable                                          4,816         10,915
 Legal claims                                             18,134         17,942
 Technical and administrative services due to
    affiliates stockholders                                4,346          7,716
 Dividends payable                                        32,745        198,856
 Other                                                    13,550          8,261
                                                      ----------    -----------
                                                         305,368        501.621
                                                      ==========    ===========

13. RETIREMENT BENEFITS:
    --------------------

Pension plan
------------

The Company sponsors a noncontributory pension plan for its employees. The benefits to be paid under the plan are based on years of service rendered and the employee's final salary. At March 31, 2002, the Company has funded Bs. 129,834, in a trust for this purpose.

Assumptions used to develop the projected benefit obligation are as follows:

                        Discount rate                       7%
                        Expected return on assets           9%
                        Rate of compensation increase       2%

These assumptions represent estimates of real interest rates and compensation increases rather than nominal rates. The unrecognized transition obligation is being amortized over 20 years.

Postretirement benefits other than pensions
-------------------------------------------

Beginning 1999, the Company recorded medical claims related to accrued postretirement benefit obligations other than pensions, based on actuarial calculations. Such calculations are based on the average medical claims per retiree for 1998.

Assumptions used to develop the accumulated postretirement benefit obligation are as follows:

                        Discount rate                       7%
                        Medical cost trend rate             2%

These assumptions represent estimates of real interest rates and medical cost trend rate increases rather than nominal rates. The unrecognized transition obligation is being amortized over 11 years.

Defined contribution plan
-------------------------

The Company has a defined contribution plan (Special Economic Protection Plan for Eligible Retirees) to supplement the current pension benefits of retirees as of August 15, 1995. Contributions are allocated to retirees based upon their age, pension income and other existing benefits. At March 31, 2002, the Company has funded Bs. 14,542 for this plan. The Company is not required to increase the funding of this plan.

14.  STOCKHOLDERS' EQUITY:
     --------------------

Dividends
---------

The Venezuelan Commercial Code, Capital Markets Law and the Standards issued by the Comision National de Valores (CNV), regulate the ability of the Company to pay dividends. In addition, some of the Company's debt agreements provide for certain restrictions which limit the ability of the Company to pay cash dividends (see Note 1 l- Long-term debt). The Commercial Code establishes that dividends shall be paid solely out of "liquid and collected earnings", and the Capital Markets Law mandates that the Company distribute every year among its shareholders not less than 50% of its net annual income, after income tax provision and having deducted the legal reserves. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall initially be applied to offset such deficit.

According to CNV Standards, the unconsolidated net income, excluding the equity participation of subsidiaries adjusted for inflation, is the basis for dividends distribution.

The Capital Markets Law provides that dividends must be declared in a Shareholders' Assembly during which the shareholders determine the amount, form and frequency of the dividend payment. Additionally, By-laws of companies under CNV regulation, must state their dividend policies. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends in the year when the income is obtained.

On March 27, 2001, an Ordinary Shareholders' Assembly declared a cash dividend of Bs. 63 per share and Bs. 441 per ADS to shareholders of record as of April 6, 2001. This dividend was paid on April 24, 2001.

On October 24, 2001, an Extraordinary Shareholders' Assembly declared an extraordinary cash dividend of Bs. 520 per share and Bs. 3,640 per ADS to be paid in two installments, one of Bs. 284 per share on December IO,2001 to shareholders of record as of December 3,200l and the other one of Bs. 236 per share on March 18,2002 to shareholders of record March 6, 2002.

Guidelines for future dividends distribution
--------------------------------------------

On December 14, 2001, CANTV's Board of Directors approved some guidelines for the annual dividend distribution beginning in 2002. These guidelines include the distribution to the shareholders of 50% of the prior year free cash flow, defined as free cash flow taken from audited consolidated financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars in quarterly installments previous to the Board of Directors recommendation and approval of the Annual Shareholders Assembly, according to current Venezuelan legislation.

Capital stock
-------------

Capital stock is represented by 926,037,385 shares at March 31, 2002, as follows:

                                                                                               Number of
                                                                           Participation        shares
               Stockholders                                    Class             %           (in thousands)
-----------------------------------------------                -----       -------------     --------------
Verizon Communications, Inc (Verizon)                             A             24.95           196,401
Telefonica Venezuela Holding B.V.                                 A              6.91            54,407
Banco Mercantil                                                   A              0.05               367
Inversiones TIDE, S.A.                                            A                                   3
Banco de Desarrollo Economico y Social de
  Venezuela (formerly Fondo de Inversiones de Venezuela)          B              6.59            51,900
Employee Trusts and Employees                                     C             12.02            94,608
Verizon Communications, Inc. (Verizon)                            D              3.56            28,009
Public Shareholders                                               D             45.92           361,445
                                                                           ----------        ----------
                                                                               100.00           787,140
                                                                           ==========
Treasury Stock                                                    D                             138,897
                                                                                             ----------
                                                                                                926,037
                                                                                             ==========

VenWorld was incorporated as a private consortium of companies led by Verizon (formerly GTE Corporation), and originally included T.I. Telefonica lnternacional de Espaiia, S.A.; C.A. La Electricidad de Caracas, S.A.C.A.; Consorcio lnversionista Mercantil (CIMA), C.A. S.A.C.A. and AT&T International, Inc. (AT&T) (Participants in the Consortium to acquire 40% of CANTV shares in 1991).

Beginning on January 1, 2001, VenWorld shareholders have the right to have their shares redeemed and converted into CANTV Class A shares. Any Class A share transferred to a non-subsidiary entity, wholly owned by the Participants of the Consortium will be automatically converted into Class D shares.

During 2001, three of the Participants of the Consortium requested the redemption of their shares, leaving Verizon Communications and T.I. Telefonica lnternacional de Espaiia, S.A. as shareholders and Participants of the Consortium, together with other minority shareholders representing 3.3% of VenWorld's capital stock.

On February 1, 2002, an extraordinary shareholders assembly of VenWorld approved the liquidation of the Consortium.

Class B shares may only be owned by the Bolivarian Republic of Venezuela. The transfer of Class B shares to any non-public sector individual or entity will cause the shares to be automatically converted to Class D shares, except if the shares are transferred to a CANTV employee or retiree, in which case the shares will be converted to Class C shares.

Class B stockholders had the right to elect two members of the Board of Directors of the Company until January 1, 2001. Thereafter, they may elect only one member together with all other stockholders. A majority of holders of Class B shares is required to approve a number of corporate actions, including certain amendments to the By-laws.

Class C shares may be owned only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries as well as employees companies and benefit plans. Any Class C shares transferred to any other individual or entity will be automatically converted to Class D shares. Holders of Class C shares have the right, voting as a separate class, to elect two members of the Board of Directors provided such Class C shares represent at least 8% of the capital stock of CANTV and the right to elect one member provided that such shares represent at least 3% of the capital stock of CANTV.

Class D shares are comprised of the conversion of Class A, B and C shares as described above or capital increases. There are no restrictions on the ownership or transfer of Class D shares. Holders of Class D shares will have the right to elect, in conjunction with the other stockholders, any members of the Board of Directors, at the time the Class B and C stockholders lose the right to designate them according to CANTV's By-laws.

In November 1996, the Government sold 348.1 million shares representing 34.8% of CANTV's capital stock in a global public offering. The Company's Class D shares are traded on the Caracas Stock Exchange. They are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing 7 Class D shares.

Repurchase proqrams
-------------------

On November 16, 1999, an Extraordinary Shareholder's Assembly authorized a share repurchase program for up to 50,000,OOO shares. As required under Venezuelan Law, the program specified a maximum repurchase price of Bs. 3,696 per share or up to U.S.$40 per ADS. As of December 31, 1999, CANTV had acquired 1,229,900 shares at an average price of Bs. 2,472 per share, equivalent U.S.$23.50 per ADS.

On March 31, 2000, an Ordinary Shareholders' Assembly approved a new share repurchase program that authorized the Company to repurchase up to 50,000,OOO shares. As required under Venezuelan Law, the program specified a maximum repurchase price of Bs. 4,871 per share or up to U.S.$50 per ADS. During 2000, CANTV acquired 72,732,716 shares related to both repurchase programs at an average price of Bs. 2,940 per share, equivalent U.S.$28.39 per ADS.

On October 24, 2001, an Extraordinary Shareholders' Assembly approved a third share repurchase program to acquire up to 138,905,608 shares or 15% of the capital stock at a price of U.S.$30 per ADS or U.S.$4.29 per share. The program began on October 25, 2001 and ended on November 23, 200l.

Upon completion of the repurchase program, the total repurchased shares were 138,896,536, which were converted into treasury shares. These shares may be offered for sale within two years following their acquisition date, or reduced from capital stock as approved by the Shareholders Assembly as established by the Capital Markets Law.

15.  FINANCING COST, NET:
     -------------------

Financing cost, net as follows:

                                                March 31,         March 31,
                                                  2002               2001
                                                ---------         ---------
 Interest income                                    6,819            10,451
 Interest expense                                  (4,978)          (11,523)
 Exchange (loss) gain, net                           (606)            2,608
 Gain (loss) from net monetary position            13,137            (1,156)
                                                ---------         ---------
                                                   14,372               380
                                                =========         =========

The net exchange gain (loss) reflects the loss resulting from adjusting the debt denominated in foreign currencies, principally U.S. dollars and Japanese yens into bolivars at the exchange rates as of March 31, 2002 and December 31, 2001 (see Note 6 - Balances in foreign currency). The Central Bank of Venezuela has the explicit policy to intervene to maintain the exchange rate within 7.5% (above or below) of the reference rate, which has been set by the Central Bank of Venezuela and is adjusted to account for projected inflation on a monthly basis.

Effective February 12, 2002, the National Government decreed the free currency fluctuation, which stopped the band system that formerly ruled the exchange transactions from April 1996. Therefore, the exchange rate used for purchases and sales of currencies is fixed based on the free market fluctuation resulting from the supply and demand. As of February 18, 2002, the Central Bank of Venezuela purchases and sells currencies in the market through an auction system with the foreign exchange market operators. During the first business days of free foreign currency fluctuation there was strong bolivar devaluation.

The devaluation of the bolivar against the U.S. dollar was 8% and 15% for the three months period ended March 31,2002 and December 31,2001, respectively.

The loss or gain from net monetary position reflects the loss from holding net monetary assets or liabilities in a period of inflation, which was 7%, and 2% for the three months ended March 31, 2002 and 2001, respectively.

16.  MONETARY POSITION:
     -----------------

The loss from net monetary position as follows:

                                                                         March 31,      March 31,
                                                                           2002            2001
                                                                         ---------      ---------
Net monetary liability position at the beginning of the period           (337,656)       (46,992)
Revenue and expenses, other than depreciation and
  amortization and other expenses generated by non-monetary
  assets and liabilities                                                   74,919         89,051
Additions to non-monetary assets and liabilities                          100.890        170,739
Pension plan payments                                                      (3,466)        (3,522)
Dividends declared                                                        (32,745)       (68,622)
Exchange (loss) gain, net                                                    (606)         2,608
                                                                         --------       --------
                                                                         (198,664)       143,262
Net monetary (liability) asset position at the end of the period         (185,527)       142,106
                                                                         --------       --------
Gain (loss) from net monetary position                                     13,137         (1,156)
                                                                         ========       ========

17.  TRANSACTIONS WITH RELATED PARTIES:
     ---------------------------------

Transactions with related parties are subject to conditions similar to transactions with independent third parties. In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company's tariffs, regulation, labor contracts and other matters. The Government is also the major customer of the Company (see Note 8 - Accounts receivable from Venezuelan Government entities).

Inventories, supplies and plant and equipment of Bs. 5,347 and Bs. 4,389 for the three months ended March 31, 2002 and 2001, respectively, were purchased from affiliates of VenWorld. These same affiliates provided technical and administrative services to the Company at a total cost of Bs. 3,138 and Bs. 12,641 for the three months ended March 31,2002 and 2001, respectively. Net revenues, with respect to the settlement of international telephone traffic with affiliates of Bs. 2,765 and Bs. 3,191 were recognized for the three months ended March 31, 2002 and 2001, respectively. At March 31,2002, the Company has recorded payables to Verizon and AT&T affiliates for all such transactions of Bs. 5,435 and Bs. 1,332 respectively, and at December 31, 2001, Bs. 25,242 and Bs. 961, respectively.

18.  COMMITMENTS AND CONTINGENCIES:
     -----------------------------

The Company has the following commitments and contingencies:

a.   Capital expenditures
     --------------------

CANTV's capital expenditures for 2002 are currently estimated at Bs. 498,575 (U.S.$400 million). The funding for these capital expenditures is expected to be generated by internal cash flows.

b.   Operatinq leases
     ----------------

The Company leases buildings under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided.

C.   Litiqation
     ----------

The Company is involved in numerous administrative and judicial proceedings. Based on the opinion of its external legal counsel handling these proceedings, management considers that the majority of these actions will be resolved in the Company's favor. Nevertheless, management believes that the Company has recorded adequate reserves as of December 31, 2001 for all such matters. Some of the most significant proceedings are as follows:

i. In May 2000, the Supreme Court of Justice issued sentences against CANTV charging that the Company had changed the criteria on the presubscription term and the option for special retirement. The Company is presently exercising pertinent legal actions.

ii. On July 7, 2000, CANTV was notified of a Bs. 1.8 billion (U.S.$2.4 million) fine imposed by Pro-Competencia. Pro-Competencia claims that CANTV has abused its dominant position in the market to favor its subsidiary CANTV.NET (formerly CANTV Servicios). In August 2000, CANTV filed an action of nullity in the First Court of Appeals in Administrative Matters.

d.   Concession mandates
     -------------------

The Agreement (see Note 2 - Company background and concession agreement) considers an accelerated modernization program to meet an annual average target of 80% plant digitalization nationwide by the end of 2000. The network expansion and modernization targets established in Appendix "A" of the Concession Agreement were effective until December 31, 1999. Quality service and digitalization mandates agreed in the Agreement were effective until December 31, 2000. The Agreement, substantially modified the high quality service and eliminates of the mandatory requirement of expanding the plant, instead of it, included the obligation of 80% digitalization at December 31, 2000. After year 2000, the specific expansion requirements, modernization or digitalization are not mandatory.

Opening Regulations establish that Basic Service Telecomunication Operators are required to install and maintain public telephone equipment equivalent to 3% of its subscriber base.

The guidelines for the market opening in Venezuela (see Note 4 - Regulation) include certain quality and service standards with minimum and maximum targets, which are the base for the preparation by CONATEL of the quality service regulations that will be effective for all basic services operators.

e.   Competition
     -----------

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry could grant concessions to operate in population centers with 5,000 or fewer habitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession.

In December 1996, the Ministry exercised its authority under this provision to grant a rural multi-service concession to lnfonet Redes de Information C.A. (Infonet) to provide basic telephone services, except national and international long distance services, on population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, multi-service concessions were granted in January 1998 to Corporation Digitel, C.A. (Digitel) and Consorcio ELCA, C.A. (today Digicel) for the central and eastern regions of Venezuela, respectively. Currently Infonet, Digitel and Digicel are operating.

With the recently issued new Telecommunications Law, CONATEL established the basic regulatory framework. The new regulations issued on November 24, 2000, (see Note 4 (a) -Regulation - Organic Telecommunications Law) have the objective of creating an appropriate environment for new entrants and allow for effective competition. These regulations rule the sector's opening, interconnection, administrative and spectrum concessions.

In November 2000, CONATEL formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders have been announced by CONATEL. Five regions were defined and three permits in each region were auctioned in different frequency bands. Telcel BellSouth, C.A. (Telcel BellSouth) and Genesis Telecom, C.A. (Genesis) are two of the companies granted with a concession.

The Company during the second quarter, 2001, completed the update of five interconnection agreements with telecommunication's operators and subscribed the first two interconnection agreements with companies authorized by CONATEL. These agreements will permit the interconnection between CANTV and other carrier's networks. Current operators maintaining interconnection agreements with the Company are: Telcel BellSouth, Digicel, Infonet, Digitel, Movilnet, Convergence Communications de Venezuela, Veninfotel, Orbitel, Multiphone, Totalcom, Etelix y New Global Telecom.

19.  MARKET RISK:
     -----------

The carrying amounts of cash and short-term investments, trade receivables and payables, and short-term and long-term debt approximate their fair values. The fair value was determined by quoted market prices.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with the highest quality United States of America (U.S.) issuer:; and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment by investing with U.S. and European issuers that are guaranteed by wholly-owned foreign companies with the safest and highest credit quality securities.

The Company mitigates default risk by investing in highly liquid U.S. dollars short-term investments, primarily certificates of deposit and investment grade commercial paper, which have maturities of three months or less. The Company does not expect any material loss with respect to its investment portfolio.

The majority of the Company's indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yens, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company's policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Presently the Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations.

20. SEGMENT REPORTING:
    -----------------

The Company manages its operations in two main business segments: wireline and wireless services. The Company's reportable segments are strategic business units that offer different products and services in the telecommunications and related services industry. They are managed separately because each business requires different technology and marketing strategies. The wireline services segment provides domestic telephone services, international long distance services and other telecommunications-related services. The wireless services segment provides nationwide cellular mobile telephone services.

Segment results for the period the three months ended March 31, 2002 and 2001, and property, plant and equipment as of March 31, 2002 and December 31, 2001, are as follows:

                                                         2002           2001
                                                     ----------     ----------
Wireline services:
   Operating revenues-
     Local and domestic long distance usage             118,385        150,312
     Basic rent                                          90,877         94,648
                                                     ----------     ----------
        Local and domestic long distance                209,262        244,960
     International long distance                         24,965         27,724
     Net settlements                                      1,912          5,969
                                                     ----------     ----------
        International long distance                      26,877         33,693
     Fixed to mobile outgoing calls                     118,185        168,585
     Interconnection incoming                             6,785         21,351
     Other wireline-related services                     70,388         59,344
                                                     ----------     ----------
        Total operating revenues                        431,497        527,931
                                                     ==========     ==========
Intersegment revenues                                   (33,097)       (29,234)
                                                     ==========     ==========
Operating income                                         11,112         20,876
                                                     ==========     ==========
Depreciation and amortization                           160,578        164,843
                                                     ==========     ==========
Capital expenditures, net                               (10,521)         9,800
                                                     ==========     ==========
Property, plant and equipment                        11,033,962     11,046,418
                                                     ==========     ==========

Wireless services:
   Operating revenues-
     Access                                                                          12,052         11,432
     Interconnection                                                                 54,979         41,757
     Usage                                                                           71,046         61,459
     Equipment sales                                                                  1,991          1,142
                                                                                -----------     ----------
       Total operating revenues                                                     168,566        131,500
                                                                                ===========     ==========
Intersegment revenues                                                               (41,445)       (42,024)
                                                                                ===========     ==========
Operating income                                                                     31,227          9,816
                                                                                ===========     ==========
Depreciation and amortization                                                        26,330         32,851
                                                                                ===========     ==========
Capital expenditures, net                                                            49,220         (2,424)
                                                                                ===========     ==========
Property, plant and equipment                                                     1,132,918      1,083,851
                                                                                ===========     ==========


The reconciliations of segment operating revenues, operating income and property, plant and equipment, to the consolidated financial statements are as follows:

Reconciliation of operating revenues:

                                                                                     2002            2001
                                                                                -----------     ----------
   Reportable segments                                                              600,063        659,431
   Other telecommunications-related services                                         12,903          7,596
   Elimination of intersegment operating revenues                                   (74,542)       (71,258)
                                                                                -----------     ----------
     Total operating revenues                                                       538,424        595,769
                                                                                ===========     ==========

Reconciliation of operating income:

                                                                                     2002            2001
                                                                                -----------     ----------
   Reportable segments                                                               42,339         30,684
   Other telecommunications-related services                                          1,350         (3,693)
   Elimination of intersegment operating income                                      (1,124)           302
                                                                                -----------     ----------
     Total operating income                                                          42,565         27,301
                                                                                ===========     ==========
Reconciliation of property, plant and equipment:

                                                                                     2002            2001
                                                                                -----------     ----------
   Reportable segments                                                           12,166,880     12,130,269
   Other telecommunications-related services                                         58,384         53,337
                                                                                -----------     ----------
        Property, plant and equipment                                            12,225,264     12,183,606
                                                                                ===========     ==========

21.  CONSOLIDATED FINANCIAL STATEMENT RECLASSIFICATIONS:
     --------------------------------------------------

Certain amounts from the December 31, 2001 and March 31, 2001, consolidated financial statements have been reclassified for comparison purposes.

                                       SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       COMPANIA ANONIMA NACIONAL
                                       TELEFONOS DE VENEZUELA, (CANTV)



                                       By: /s/ ARMANDO YANES
                                           --------------------------
                                               Armando Yanes
                                               Chief Financial Officer

Date: May 17, 2002